October 22, 2007

VIA EDGAR AND TELECOPIER

Pam Howell

Special Counsel
United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561
100 F Street, N.E.
Washington, D.C.  20549

Re:	AvalonBay Communities, Inc.
Definitive 14A
Filed April 2, 2007
File No. 1-12672

Dear Ms. Howell:

This letter is submitted on behalf of AvalonBay Communities, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Definitive Schedule 14A filed on April 2, 2007 (file no. 1-12672) ( the “Proxy Statement”), as set forth in your letter dated August 21, 2007 to Bryce Blair, Chairman and Chief Executive Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Board of Directors and its Committees, page 7

Comment 1

You state on page 9 that the board considered whether a director had any past or present relationships with the company that created conflicts or the appearance of conflicts.  Describe by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that were considered by the board in determining that the director is independent. See Item 407(a)(3) of Regulation S-K.

Response to Comment 1

The Company confirms that there were no transactions, relationships or arrangements involving any independent director that were considered by the Board of Directors in its independence determinations that were not disclosed in the Proxy Statement.  The Company believed that the disclosure in the Proxy Statement complied with Item 407(a)(3), but will revise this disclosure as appropriate in future flings to more clearly comply with Item 407(a)(3), either by stating that no such transactions, relationships or arrangements existed or, if appropriate, by disclosing any transaction, relationship or arrangement considered by the Board of Directors.

Executive Compensation, page 11

Compensation Discussion and Analysis, page 11

Comment 2

On page 12 you provided the allocation of the relative proportions of total compensation in the table, and you stated on page 13 that the compensation seeks to focus executive officers on the long-term goals, objectives and achievements of the company.  Provide a more detailed discussion of the policies for allocating between long-term and currently paid out compensation, and the policies for allocating between cash and non-cash compensation, and among different forms of non-cash compensation.  See Item 402(b)(2)(i) and (ii) of Regulation S-K.

Response to Comment 2

The Company will revise the disclosure in the Compensation Discussion and Analysis section in future filings to provide more detailed discussion of policies for allocating between (A) long-term and currently paid out compensation, (B) cash and non-cash compensation and (C) different forms of non-cash compensation.

Comment 3

When discussing long-term compensation, provide the basis for allocating compensation to each different form of award. See Item 402(b)(2)(iii) of Regulation S-K.

Response to Comment 3

The Company will revise the disclosure in the Compensation Discussion and Analysis section in future filings to describe the basis for allocating compensation to each different form of long-term compensation award.

Comment 4

You state on page 12 that your total compensation is generally targeted at the 75th percentile of compensation paid to comparable officers at comparable REITs; however, “in some cases the actual target for a particular officer could be more or less than the 75th percentile.”  Please provide clear disclosure as to the actual percentile of the targets used for the individual officers and the reason(s) for any difference between the target and actual percentiles.

Response to Comment 4

The Company has reviewed the discussion referred to in Comment 4 and proposes to substantially revise the disclosure in future filings to help assure that the Committee’s procedures for setting pay are clear to investors.  While the exact language would be finalized with the 2008 proxy statement, attached as Exhibit A is an example of revised disclosure based on the 2007 disclosure.

By way of background, the discussion in the Proxy Statement that refers to the 75th percentile of peer group compensation was first included in the Company’s proxy statements after the Committee began to use that point as a general reference in the compensation review process.  This component of the compensation process was the result of a study undertaken by the Compensation Committee in 2000, with the assistance of a third party consultant, to provide more information about compensation levels at peer group companies.  At the time, the Committee felt that forming a general consensus among Committee members on a peer group reference point would lead to a more cohesive review process as there would be a touchstone for helping the Committee discuss whether compensation levels were at a competitive level given the caliber of executive officer the Company sought to motivate and retain.  The Committee never intended to, nor did it, mechanically adjust pay to meet any percentile of peer group pay.

In late Spring and Summer 2007, the Compensation Committee engaged a different third party compensation consultant to review the Company’s compensation framework and levels and advise the Committee.  The consultant concluded that even in a year of outperformance by the Company, the actual compensation that the Company’s executive officers received was between the median to the 75th percentile of the compensation actually paid to the comparative peer group.  This is consistent with the Committee’s procedures, in which peer group data is just one factor contributing to a subjective analysis that takes into account many factors.  The Committee does not establish for an officer a specific percentile of peer group compensation or percentage thereof, and then apply that target against an external data set to establish compensation for an officer.  Rather, the Committee considers a variety of factors in setting an officer’s compensation, and then looks at how the compensation that is established compares to the comparator group to provide some additional understanding about how that compensation fits into the marketplace.

The Company feels that it is appropriate to disclose the peer group that is looked at by the Compensation Committee, as it has done, so that investors understand the caliber of officers we seek to retain and the general compensation levels with which we compete, and so that investors understand that the Committee is viewing competitive data to help it understand executive compensation.  However, for a number of reasons the Company does not believe it is appropriate, and believes it could be misleading, to try to express the target or actual pay for AvalonBay officers as a percentile or percentage of the peer group pay.  As stated above, the peer group data is not used to mechanically set compensation, and providing a percentage or percentile could wrongly lead to that conclusion.  Moreover, the peer group data is actual compensation, not the target compensation for the peer group, and the actual compensation could be significantly affected by a year of outperformance or underperformance for the industry; therefore, to express AvalonBay’s target compensation as a percentile of the actual compensation paid by others could be misleading.  In addition, officers at the peer group, even with similar titles or positions, could have responsibilities and experience that vary widely from their counterparts at the Company, making quantitative percentile comparisons misleading.  Finally, actual targets and pay for AvalonBay officers are greatly influenced by a number of other factors, which are described in Exhibit A, and a percentile comparison could lead a reader to think that the compensation is set mechancially by reference to peer group data.

Comment 5

We refer you to Release 33-8732A, Section II.B.1.  The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.  Please explain the differences in the types and amounts of compensation awarded to such executives.  For example, Mr. Blair received the highest base salary of $754,279, which was approximately $267,000 above that of the next highest base salary paid.  Similarly, the total compensation paid to Mr. Blair of $4.76 million, was approximately $2.15 million higher than the next highest paid executive officer’s total compensation.

Response to Comment 5

The Company will revise the disclosure in the Compensation Discussion and Analysis section in future filings to include discussion of material differences in compensation policies with respect to individual executive officers, to the extent that such differences exist.  The Company respectfully submits, however, that material differences in compensation amounts are not necessarily the result of different compensation policies.  In this regard, the Company does not believe that the differences among the named executive officers for 2006 were the result of any material policy differences.

In making compensation decisions for the named executive officers in 2006, the Company used the procedures and considerations described in Exhibit A.  Application of this policy, which the Company will describe in future filings, can (and did in 2006) result in significant differences in compensation levels among executive officers that are not due to any differences in compensation policies.

Cash Bonus, page 13

Comment 6

You state on page 13 that a percent of the cash bonus was determined based upon the individual performance of the executive officers.  Please describe the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Response to Comment 6

The Company will revise the disclosure in the Compensation Discussion and Analysis section in future filings to describe the material elements of individual performance and/or contribution that the Compensation Committee takes into account in determining cash bonuses for the named executive officers.

Comment 7

You have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your executive officers to earn their annual cash bonus — in particular the business unit targets.  Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response to Comment 7

To the extent required by Instruction 4 to Item 402(b) in future filings, the Company will revise the disclosure in the Compensation Discussion and Analysis section to disclose the quantitative elements of specific performance targets (or, where appropriate in future filings, to provide the alternative disclosure required by Instruction 4).

In the case of the Proxy Statement, there were quantitative targets for the corporate component (as disclosed in the Proxy Statement) and (depending on the individual named executive officer) there may be quantitative goals for the business unit component (which the Company will disclose in future filings). The individual component targets for 2006 were in each case qualitative and subjective in nature; accordingly, the Company would not have included any disclosure in response to Comment 7 for this component, nor would it expect to do so in future filings as long as these targets remain non-quantitative.  To indicate the nature and scope of the revisions that the Company intends to make, the Company has attached as Exhibit B to this letter the relevant section of the Proxy Statement, revised to include such changes.

Summary Compensation Table, page 19

Comment 8

For the stock awards, include in the footnote the assumptions made in the valuation by reference to a discussion of those assumptions in the financial statements, the footnotes to the financial statements or the discussion in the Management’s Discussion & Analysis section.  See Instruction 1 to Item 402(c)(2)(v) of Regulation S-K.

Response to Comment 8

The Company respectfully submits that because stock awards are valued solely on the basis of the market value of the Company’s common stock on the date of such awards, as disclosed in the Proxy Statement, there are no assumptions made in the valuation of such awards that are required to be disclosed.  However, if the Staff indicates that it believes it would be necessary, the Company will revise the Summary Compensation Table in future filings to indicate clearly that the market value of the Company’s common stock is the sole basis for the valuation of such awards.

Comment 9

We direct your attention to the disclosure in footnote five regarding all other compensation.  It appears that the disclosure has combined the amounts for the car allowance, amounts contributed to 401K accounts, and dividends, paid on unvested shares of restricted stock.  It also appears that the disability insurance premiums were not specifically quantified.  Instructions 3 and 4 to Item 402(c)(2)(ix) of Regulation S-K requires that you specifically identify and quantify any Item (other than a perquisite or personal benefit) whose value exceeds $10,000 and that you quantify each perquisite or personal benefit whose value exceeds $25,000.  The footnote should provide the value of each separate item, perquisite or personal benefit required to be included in the footnote.

Response to Comment 9

The Company confirms that the footnote disclosure relating to perquisites in the Proxy Statement complied with its understanding of the descriptive and quantitative disclosure requirements of Instructions 3 and 4 to Item 402(c)(2)(ix).  Specifically, there were no items other than perquisites or personal benefits valued at more than $10,000 that were not identified and quantified, and there were no perquisites or personal benefits valued at more than $25,000 that were not quantified in the Proxy Statement.

Comment 10

Please provide narrative disclosure to the summary compensation table and the grants of plan-based awards table as required by Item 402(e) of Regulation S-K.  This narrative would provide a description of any material factors necessary to an understanding of the information disclosure in these tables, including the material terms of each named executive officer’s employment agreement or arrangement.

We note the statement on page 17 that you have employment agreements with Messrs. Blair, Sargeant, Naughton and Horey but do not provide any discussion of the terms of these agreements other than as these agreements relate to changes in control or termination.  The material terms of these agreements would be appropriate for narrative disclosure following these tables.

Response to Comment 10

The Company will revise the disclosure that accompanies the Summary Compensation Table to include discussion of the material terms of employment agreements with the named executive officers.  The introductory language to the Grants of Plan-Based Awards Table will clarify that descriptive information regarding the terms of plan-based awards is contained in the footnotes to the table.

Outstanding Equity Awards at Fiscal Year-End, page 22

Comment 11

Please provide a footnote to the column for the number of shares or units of common stock that have not vested to clarify the vesting dates.  See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Response to Comment 11

The Company will revise the Outstanding Equity Awards at Fiscal Year-End to include the disclosure required by Instruction 2 to Item 402(f)(2) and Comment 11.

Potential Payments Upon Termination or Change-in-Control, page 24

Comment 12

Either in this section or in the Compensation Discussion and Analysis, state the basis for selecting particular events as triggering payment.  See Item 402(b)(2)(xi) of Regulation S-K.

Response to Comment 12

The Company will in future filings revise either the disclosure in the Compensation Discussion and Analysis section or the disclosure under “Potential Payments Upon Termination or Change-in-Control” to state the material elements of the basis for selection of specific triggering events.

“Tandy” Confirmation

As required by the Comment Letter, the Company confirms that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•                  staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (703) 317-4639 or by email at tschulman@avalonbay.com if any questions arise concerning the responses contained in this letter or any other matters related to the Company’s filings with the Commission.

Very truly yours,

/s/ Edward M. Schulman

Edward M. Schulman
Senior Vice President and General Counsel

cc:	Bryce Blair
John O. Newell, Esq.

Exhibit A

Proposed Proxy Disclosure in Response to Comment 4

In determining compensation of each named executive officer for a given year, the Compensation Committee generally considers a number of factors on a subjective basis, including (i) the scope of the AvalonBay officer’s responsibilities within AvalonBay and in relation to comparable officers at various companies within the peer group referred to below; (ii) the experience of the officer within our industry and at AvalonBay; (iii) performance of the named executive officer and his or her contribution to the Company; (iv) the Company’s financial budget and general level of wage increases throughout the Company for the coming year; (v) a review of historical compensation information for the individual officer; (vi) a subjective determination of the compensation needed to motivate and retain that individual; (vii) the recommendations of the Chief Executive Officer; and (viii) data regarding compensation paid to officers with comparable titles or positions at REITs that are approximately similar in size to the Company(1).  An officer’s target compensation is not mechanically set to be a particular percentage of the peer group compensation, although as noted the Committee does review the officer’s compensation in comparison to the peer group to help the Committee perform the subjective analysis described above.  Peer group data is not used as the determining factor in setting compensation for the following reasons:  (a) the officer’s role and experience within AvalonBay may be different from the role and experience of comparable officers at the peer companies; (b) the actual compensation for comparable officers at the peer companies may be the result of a year of over performance or under performance by the peer group (i.e., AvalonBay does not have access to the target compensation set for the peer group, but only to the actual compensation paid, so setting target compensation strictly by reference to actual compensation data for peers would be inappropriate); and (c) the Committee believes that ultimately the decision as to appropriate target compensation for a particular officer should be made based on the full review described above.

Although the Committee from time to time does review the relationship in pay between executive officers to assure that relative compensation levels are appropriate and are designed to properly motivate and retain executives, the Company does not have specific, proportionate ratios to define the relative total compensation (including base salary, bonuses, and long-term incentive compensation) between the individual named executive officers.  Rather, the Committee reviews the compensation of each named executive officer based on the factors described above, with the key factor that drives differences in target compensation being the different scopes of responsibility of each officer.

(1) The particular REITs used for comparison in 2007 are:

AMB Property Corporation
Apartment Investment and Management Company
Archstone-Smith Trust
Boston Properties, Inc.
Camden Property Trust
Developers Diversified Realty Corporation
Duke Realty Corporation
Equity Residential
Federal Really Investment Trust
Host Hotels and Resorts, Inc.
Kimco Realty Corporation
Liberty Property Trust
Macerich Company
Mack-Cali Realty Corporation
ProLogis
Public Storage, Inc.
United Dominion Realty Trust, Inc.

Exhibit B

Proposed Proxy Disclosure in Response to Comment 7

Business Unit component of cash bonus.  As noted above, of the five named executive officers, Mr. Horey and Ms. Dunn received cash bonuses based in part upon the achievement of their respective business units.  In Mr. Horey’s case, the Business Unit component was based on the achievements of the Property Operations group, as Mr. Horey is the senior executive officer with direct oversight for that group. Six metrics were established for the Property Operations group: (i) Same Store Sales relative to budget, with target performance set at meeting the pre-established budget of approximately $380 million, (ii) Same Store Sales relative to a peer group consisting of Aimco, Archstone, BRE, Camden, Equity Residential, Post Properties and United Dominion Realty, (iii) NOI for other stabilized communities versus budget, with target performance set at meeting the pre-established budget of approximately $57 million, (iv) lease-up and redevelopment NOI versus budget, with meeting budget of approximately $47 million set as target performance, (v) controllable expenses for Same Store Sales versus budget, with meeting budget of approximately $111 million set as target performance, and (vi) customer service, with target defined as an absolute score of 3.9 on a 1 to 5 scale on a customer service survey conducted by Kingsley Associates. For 2006, the overall achievement for the Property Operations group was determined to be 73.65% of maximum.

For Ms. Dunn, the Business Unit component was based on the achievements of the Investments group, reflecting her responsibilities as senior officer with direct responsibility for that group’s activities. Three criteria were established for the Investments group:  performance with respect to (i) success in completing acquisitions for the Company’s institutional investment management fund, (ii) progress in identifying and implementing redevelopments of communities to maximize operating performance and investment performance, and (iii) achieving a projected disposition value initially set at between $225 million and $300 million in total transaction volume. The Investments group’s performance was determined to be 57.05% of maximum for 2006.

Individual Performance component of cash bonus.  Individual goals for the officers include the executive’s leadership and managerial performance and are evaluated on a subjective basis annually.  Individual performance for Mr. Blair is determined by the Compensation Committee. The Committee also determines individual performance for the other named executive officers after receiving recommendations from Mr. Blair.

Specific individual goals for Mr. Blair in 2006 included (i) ensuring that the Company is adequately staffed and trained to handle its current and anticipated volume of business; (ii) active management of career development of high potential individuals within the organization; (iii) advancement of senior level succession planning to the next level; (iv) providing strategic management of the Company’s Investment Management Fund; (v) preparing for continued growth by the Company in 2007; and (vi) providing vision and strategic leadership to the Company.

Individual goals for Mr. Sargeant in 2006 included (i) ensuring that the functional groups over which he has oversight are adequately staffed and trained; (ii) continuing focus on the quality and timeliness of financial reporting; (iii) providing leadership to the Company’s information technology group; and (iv) supporting the work of the Company’s internal audit group.

Mr. Naughton’s individual goals for 2006 included (i) oversight of investment activity, including acquisitions, dispositions, and new development starts; (ii) goals relating to the organization, staffing and training of the Construction and Development groups, (iii) providing strategic oversight with respect to potential new development opportunities for the Company; (iv) increasing West Coast development activities; and (v) participating and taking on greater leadership roles within industry organizations.

Mr. Horey’s individual goals included (i) issues related to management, staffing and training of the Company’s Property Operations group; (ii) goals relating to increased efficiencies in onsite and centralized operations activities; (iii) focus on customer service and resident communication; and (iv) sustaining increases in revenue and an emphasis on expense containment.

Individual goals for Ms. Dunn in 2006 included (i) increasing transaction volume of the Investments group; (ii) growing the Investments group; (iii) building or improving the Company’s redevelopment infrastructure; (iv) facilitating organizational change within her functional area; and (v) increasing her visibility and stature in the industry.